Contact

www.linkedin.com/in/ainz-brainz-prasad-0165b6120 (LinkedIn)
www.brainzmusic.com (Company)
www.facebook.com/ainz.prasad (Other)
www.youtube.com/channel/UCoQE91nKfRTzZQjoQ1u5v2w (Other)

Top Skills

Music Producer
Songwriter
Film Composer

Languages

English

Ainz Brainz Prasad

Film Composer/Music Producer/Songwriter at Brainz Music
Los Angeles County, California, United States

Summary

I am an entrepreneur who firmly believes that ideas mean nothing without execution. I firmly believe that blended work environments deliver the best results. My objectives are to grow my company, work on as many projects as possible and connect with great people…

Experience

Brainz Music

28 years

CEO
2010 - Present (15 years)
Loa Angeles California

Film composer, music producer, songwriter beat maker.

Film Composer/Music Producer/Songwriter
January 1998 - Present (28 years)
United States

BMG - The New Music Company

Songwriter, Music Producer and Film Composer
January 2020 - 2023 (3 years)
Los Angeles California

I am Currently signed to BMG music publishing as a Songwriter. I do music production with Jamie Foxx and tv & film Composer for anyone lol. Not only do we create music but we also do our own sound design, sound FX, original video content, TV, film, commercials and much more.

Education

Institute of Communication Arts

Sound Engineering and Binaural hearing · (1995 - 1997)